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Filed by Ticketmaster
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ticketmaster
Commission File Number: 0-25041

On October 24, 2002, Ticketmaster disseminated the following press release:

SEE IMPORTANT NOTES AT END OF RELEASE

Ticketmaster Reports Strong Results for the Third Quarter of 2002

Ticketmaster extends sports aftermarket ticketing business
Match.com expands product offerings
Citysearch signs new distribution deal with Yahoo! Get Local

Los Angeles, CA—October 24, 2002—Ticketmaster (NASDAQ: TMCS) today released third quarter results for the period ended September 30, 2002.

Revenues in the third quarter of 2002 increased 29.0 percent over the comparable year ago period to $203.2 million. The Company reported GAAP net income in the third quarter of 2002 of $4.6 million, or $0.03 per diluted share, compared with a net loss of $49.4 million, or $(0.35) per diluted share in the year ago quarter. GAAP net income in the third quarter of 2002 benefited by $24.5 million from the new accounting rules that took effect January 1, 2002 whereby goodwill is no longer systematically amortized, but periodically reviewed using a fair value approach. Adjusted EBITDA* in the third quarter of 2002 was $34.8 million, compared to Adjusted EBITDA of $14.0 million in the year ago quarter, an improvement of 147.8 percent. Cash EPS** was $0.16 per share compared with $0.04 per share in the year ago quarter.

For a complete presentation of the results, please see the financial tables attached to this press release.

*Adjusted EBITDA—earnings before interest, taxes, depreciation, amortization, merger and other non-recurring charges, minority interest, advertising provided by USA Interactive for which no consideration was paid by the Company, non-cash compensation, equity income/loss of unconsolidated affiliates, investment losses, net, other income and expenses and cumulative effect of accounting change. **Cash EPS—basic earnings per share before cumulative effect of accounting change excluding amortization, merger and other non-recurring charges, equity in income/loss of unconsolidated affiliates, advertising provided by USA Interactive for which no consideration was paid by the Company, non-cash compensation and investment losses, net. For a reconciliation of Adjusted EBITDA and Cash EPS to certain GAAP amounts, see the tables attached to this press release.

Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
$ in thousands
	2002	2001	Change	2002	2001	Change
Revenues
Ticketing operations	$162,140	$133,897	21.1%	$490,925	$447,903	9.6%
Personals	33,394	12,478	167.6%	88,182	31,687	178.3%
City guide	7,617	11,078	-31.2%	22,479	35,851	-37.3%
Other	—	—	—	—	149	-100.0%

Total Revenue	$203,151	$157,453	29.0%	$601,586	$515,590	16.7%

	Three Months Ended September 30,			Nine Months Ended September 30,
$ in thousands
	2002	2001	Change	2002	2001	Change
Adjusted EBITDA
Ticketing operations	$36,279	$19,021	90.7%	$113,643	$84,775	34.1%
Personals	6,950	5,801	19.8%	23,522	8,908	164.1%
City guide	(5,145)	(8,412)	38.8%	(18,948)	(25,700)	26.3%
Corporate and other	(3,324)	(2,382)	-39.5%	(9,100)	(7,887)	-15.4%

Total Adjusted EBITDA	$34,760	$14,028	147.8%	$109,117	$60,096	81.6%

        "We are particularly pleased that our efforts to accelerate and enhance our key business initiatives fueled our strong performance this quarter," said John Pleasants, president and chief executive officer. "We believe the ticketing, personals and city guide businesses are each showing increased momentum and we are confident they will continue to do so as we combine with USA Interactive."

Third Quarter Highlights Include:

  •
  Ticketmaster re-launched www.ticketmaster.com with improved localization, search, capacity and performance.

  •
  Ticketmaster signed ten NBA, NHL, WNBA and collegiate football teams to a new aftermarket product.

  •
  Ticketmaster continued to aggressively deploy new products, installing ticketFast™ into 218 new venues, eEntry into 79 venues and Access Manager into 155 venues.

  •
  Match.com launched product enhancements that include Keyword Search, and Saved Searches.

  •
  Match.com added new distribution partners including Oxygen and EarthLink, and extended distribution relationships with MSN France, and AltaVista in select countries.

  •
  Citysearch signed a distribution deal with Yahoo! to provide Citysearch's arts and entertainment content to Yahoo!'s City Guides property (http://local.yahoo.com), a part of Yahoo! Get Local.

  •
  Citysearch unveiled Best of Citysearch winners in 68 cities (21 more than 2001), helping to increase Consumer Ratings on the site by more than 177 percent.

  •
  Evite was tapped to design and host custom invitations for ABC's fall lineup.

  •
  ReserveAmerica signed 14 new distribution relationships aimed at maximizing inventory usage and product awareness.

Ticketing Operations

	Three Months Ended September 30,
	2002	2001	Change
Total tickets sold (in thousands)	22,806	19,311	18.1%
Total gross transaction value (in millions)	$1,041	$788	32.2%
Tickets sold online	40.8%	31.9%	8.9

        Third quarter revenues from Ticketing operations were $162.1 million, compared with $133.9 million in the year ago quarter, an increase of 21.1 percent. The revenue increase primarily reflects an increase in the number of tickets sold, and higher revenue per ticket sold. The increase in tickets sold primarily reflects the Company's successful growth efforts in its existing domestic and international markets, further increased by our expansion into Norway and The Netherlands.

        Adjusted EBITDA from Ticketing operations in the third quarter of 2002 was $36.3 million compared with $19.0 million in 2001, an increase of 90.7 percent. The increase in Adjusted EBITDA during the quarter was led by the Company's strong ticket sales and improved margins in its domestic and international operations. The increases in revenue and Adjusted EBITDA also were impacted by adverse effects in 2001 related to the events surrounding September 11, 2001.

Personals (Match.com and Affiliates)*

	Three Months Ended September 30,
	2002	2001	Change
Paid subscriber level at quarter end	653,182	252,700	158.5%
Registrations	3,422,594	1,216,035	181.5%
New subscriptions (first time subscriptions)	328,516	154,159	113.1%
Conversion rate—registrations to subscription	9.6%	12.7%	-3.1

        * The operating metrics and financial results presented for the Personals business include the impact of Soulmates Technology ("Soulmates"), acquired on April 12, 2002. The 2001 operating metrics and financial information do not include Soulmates.

        Third quarter revenue from the personals business was $33.4 million compared with $12.5 million in the year ago period, an increase of 167.6 percent. The revenue increase was led by paid subscriber level growth of 158.5 percent through all channels including partnerships, direct domain and affiliates. Adjusted EBITDA in the third quarter increased to $7.0 million from $5.8 million a year ago, the slower EBITDA growth compared to revenue growth reflects a significant increase in offline advertising expense due to the timing of television advertising campaigns and generally higher marketing expenses related to Match.com's growth strategy.

        "You will continue to see Match.com focus on its international product and we are on schedule for a major relaunch of Match.com branded local language sites in Q4," said Pleasants. "Match.com also continues to expand and enhance the quality and flexibility of its product technology including the recent launches of Saved Searches and Keyword Search. By delivering innovative functionality, such as Keyword Search, we've added a new dimension to the user experience by providing the ability to search for profiles that include specific words or phrases from favorite food to favorite football team. Product enhancements will help to secure Match.com's position as one of the Web's best services."

City Guide

	Three Months Ended September 30,
(in millions)
	2002	2001	Change
Citysearch unique users (September)	5.1	4.1	24.1%
Citysearch pageviews (average monthly)	106.8	85.5	25.0%

        Revenue from City guide operations was $7.6 million in the third quarter of 2002, a 31.2 percent decrease from $11.0 million in the comparable year ago period. The decrease in revenue primarily reflects the continued softness in the advertising market, as well as the Company's strategic decision to transition its revenue base to advertising products with better profit potential for the Company. Adjusted EBITDA from City guide operations in the third quarter was a loss of $5.1 million compared with a loss of $8.4 million a year ago, a 38.8 percent improvement, reflecting Citysearch's initiatives to reduce operating costs.

        "We will continue to remain focused on growing traffic at Citysearch and improving our product offering," said Pleasants. "We believe in this business, and in the future value of delivering a targeted local audience to our advertisers. With time, we expect we will turn the corner on this business and turn profitable."

        "The new distribution relationship we recently signed with Yahoo! will help us to greatly extend the Citysearch brand while providing current and potential advertisers with the increased value and exposure only possible through aligning with a global Internet company like Yahoo!," said Pleasants. "The millions of consumers who frequent Yahoo's listings will now be provided with the high quality, localized and personalized content only available on Citysearch."

        Evite's unique users in September 2002 were 1.9 million, an increase of 128.8 percent over the year ago period. In third quarter of 2002, Evite sent more than 10.5 million invitations, a 39.4 percent increase over the third quarter of 2001.

        "Evite is teaming up with ABC to create, design and host custom invitations for their fall line up, confirming the attractiveness and growing appeal of the site and its unique service," said Pleasants. "This combined with landing top name advertisers, Amstel, Crest Whitestrips, Delta and Levi's only underscores Evite's burgeoning potential."

Audience and Traffic Highlights

        Total online network traffic grew significantly during the quarter to an estimated 3.1 billion page views, a 126.1 percent increase from the year ago quarterly period. In September, according to comScore Media Metrix, Ticketmaster's sites had a combined reach of 16.6 million unique users, an increase of 46.2 percent from the year ago period. The September 2002 results represent a combined reach among home and work users of 13.2 percent of total US Internet users.

Ticketmaster Advertising on USA Interactive

        During the quarter USA Interactive provided advertising and promotional support to certain partners of the Company in connection with strategic relationships. The Company recorded a non-cash charge of approximately $1.8 million in the third quarter of 2002 related to such support.

Ticketmaster Merger with USA Interactive

        On October 10, 2002, USA Interactive and Ticketmaster announced that they have entered into an agreement by which Ticketmaster would be merged with USA. The agreement followed the unanimous recommendation of an independent Special Committee of the Ticketmaster Board. The transaction, which is subject to customary conditions, is expected to be completed in the fourth quarter of 2002.

Investor Conference Call

        Ticketmaster (Nasdaq: TMCS) will combine its conference call to discuss third quarter 2002 results with the call of its majority shareholder, USA Interactive (Nasdaq: USAI). The call will be held on Thursday, October 24, 2002 at 11:00 a.m. Eastern Time. The live audiocast is open to the public at www.usainteractive.com/investor.relations. A replay of the audiocast will be available approximately one hour after its completion at www.usainteractive.com/investor.relations until 9:00 p.m. Eastern Time on Monday, October 28, 2002.

About Ticketmaster

        Ticketmaster (NASDAQ: TMCS), the world's leading ticketing and access company, sold 86.7 million tickets in 2001 valued at more than $3.6 billion, through approximately 3,300 retail Ticket Center outlets; 20 worldwide telephone call centers; and ticketmaster.com. Ticketmaster serves more than 7,000 clients worldwide and acts as the exclusive ticketing service for hundreds of leading arenas, stadiums, performing arts venues, and theaters and is the official ticketing provider and supporter of the Athens 2004 Olympic Games. The Company also operates Match.com, a leading subscription-based online dating site, Citysearch, a leading online local network enabling people to get the most out of their city, and ReserveAmerica, the number one access point for outdoor recreation. Headquartered in Los Angeles, California, Ticketmaster is majority owned by USA Interactive (NASDAQ: USAI).

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

        This press release contains forward-looking statements about Ticketmaster (the "Company"), including statements concerning its future product plans. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from these statements. These forward-looking statements are based on the Company's expectations as of the date of this release and the Company undertakes no obligation to update these statements. Among the risks and uncertainties that could adversely affect the Company's actual results are: that Ticketmaster's and USA Interactive's businesses will not be integrated successfully; that the Company may have difficulty overcoming problems associated with rapid expansion and growth; the dependence of the Company's business on entertainment, sporting and leisure events; quarterly fluctuations in the Company's revenues which could adversely affect the market price of the Company's stock; the risks of operating internationally; the dependence of the Company on its relationships with clients; the Company's future capital needs and the uncertainty of additional financing; the Company's dependence on key personnel and need to hire additional qualified personnel; control of the Company by USA Interactive; the potential for conflicts of interest between the Company and USA Interactive; the Company's need to continue to promote its brands; risks associated with competition; the Company's reliance on third party technology; network security risks; the Company's need to be able to adapt to rapid technological changes; liability associated with the information displayed or accessed on the Company's web sites; intellectual property infringement risks; risks associated with changing legal requirements on the Company's operations, including privacy concerns; litigation risks; the dilutive effect of future acquisitions; risks associated with the failure to maintain the Company's domain names; the risk to its stock price associated with the Company's anti-takeover provisions; and the risk associated with ongoing litigation and governmental investigations relating to the Company's business practices. In addition, investors should consider the other information contained in or incorporated by reference into USA's and Ticketmaster's filings with the U.S. Securities and Exchange Commission (the "SEC"), including their Annual Reports on Form 10-K for the fiscal year ended 2001, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on the Company's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

        Ticketmaster is the owner or licensee of its name and logo trademarks and service marks. All other trademarks and trade names are the property of their respective owners.

TICKETMASTER
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2002	December 31, 2001
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$298,343	$142,891
Marketable securities	—	5,883
Accounts receivable, ticket sales	61,791	29,696
Accounts receivable, trade	21,212	23,695
Contract advances	12,542	12,061
Prepaid expenses and other current assets	16,057	12,144

Total current assets	409,945	226,370
Property, equipment and leasehold improvements, net	78,982	75,604
Goodwill	794,913	827,518
Other intangibles, net	112,177	205,411
Other assets	45,150	59,325
Deferred income taxes, net	—	127

Total assets	$1,441,167	$1,394,355

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$436	$790
Accounts payable, trade	10,854	16,151
Accounts payable, clients	182,860	102,011
Accrued expenses	80,783	65,358
Due to USA and affiliates	108	2,714
Deferred revenue	21,841	20,909

Total current liabilities	296,882	207,933
Long-term debt, net of current portion	162	752
Deferred income taxes, net	3,843	—
Other long-term liabilities	11,859	17,149
Minority interest	1,404	755
Stockholders' equity:
Common stock	1,440	1,418
Additional paid-in capital	1,763,491	1,706,686
Accumulated deficit	(636,854)	(536,396)
Accumulated other comprehensive loss	(1,060)	(3,942)

Total stockholders' equity	1,127,017	1,167,766

Total liabilities and stockholders' equity	$1,441,167	$1,394,355

TICKETMASTER
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
		(unaudited)
Revenues:
Ticketing operations	$162,140	$133,897	$490,925	$447,903
Personals	33,394	12,478	88,182	31,687
City guide	7,617	11,078	22,479	35,851
Other	—	—	—	149

Total revenues	203,151	157,453	601,586	515,590

Operating costs and other expenses:
Ticketing operations	101,314	88,970	306,767	287,320
Personals operations	13,742	3,756	33,193	9,581
City guide operations	6,070	9,912	19,751	31,205
Other	—	—	—	142
Sales and marketing	22,646	19,057	63,072	64,117
General and administrative	27,274	25,581	82,617	77,600
Depreciation and amortization	25,683	51,174	74,800	153,901
Merger and other non-recurring charges	1,424	976	1,424	976

Total operating costs and other expenses	198,153	199,426	581,624	624,842

Income (loss) from operations	4,998	(41,973)	19,962	(109,252)

Other (income) expenses:
Interest income	(776)	(417)	(2,167)	(1,719)
Interest expense	33	53	214	2,485
Equity in net (income) loss of unconsolidated affiliates	(212)	257	(799)	(684)
Investment losses, net	—	6,679	—	6,679

Total other (income) expenses	(955)	6,572	(2,752)	6,761

Income (loss) before income taxes, minority interest and cumulative effect of accounting change	5,953	(48,545)	22,714	(116,013)
Minority interest in income (loss)	309	141	648	(1,419)
Income tax provision	1,062	721	7,732	3,927

Income (loss) before cumulative effect of accounting change	4,582	(49,407)	14,334	(118,521)
Cumulative effect of accounting change	—	—	(114,792)	—

Net income (loss)	$4,582	$(49,407)	$(100,458)	$(118,521)

Income (loss) per share:
Income (loss) before cumulative effect of accounting change	$0.03	$(0.35)	$0.10	$(0.84)
Cumulative effect of accounting change	—	—	(0.80)	—

Basic net income (loss) per share	$0.03	$(0.35)	$(0.70)	$(0.84)

Diluted net income (loss) per share	$0.03	$(0.35)	$(0.69)	$(0.84)

Shares used to compute basic net income (loss) per share	143,996	141,568	143,398	141,332

Shares used to compute diluted net income (loss) per share	144,686	141,568	144,653	141,332

TICKETMASTER
SUPPLEMENTAL FINANCIAL INFORMATION(a)
(in thousands, except per share information)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(unaudited)
Reconciliation of Income (Loss) from Operations to Adjusted EBITDA
Income (loss) from operations	$4,998	$(41,973)	$19,962	$(109,252)
Depreciation and amortization	25,683	51,174	74,800	153,901
Merger and other non-recurring charges	1,424	976	1,424	976
Advertising provided by USA Interactive for which no consideration was paid by Ticketmaster	1,753	3,508	6,970	13,441
Non-cash compensation	902	343	5,961	1,030

Adjusted EBITDA(b)	$34,760	$14,028	$109,117	$60,096

Reconciliation of Cash EPS
Basic income (loss) per share before cumulative effect of accounting change	$0.03	$(0.35)	$0.10	$(0.84)
Amortization per share	0.10	0.31	0.29	0.92
Merger and other non-recurring charges per share	0.01	0.01	0.01	0.01
Advertising provided by USA Interactive for which no consideration was paid by Ticketmaster per share	0.01	0.02	0.05	0.09
Non-cash compensation per share	0.01	0.00	0.04	0.01
Equity in net income of unconsolidated affiliates per share	0.00	0.00	(0.01)	0.00
Investment losses, net per share	—	0.05	—	0.05

Cash EPS(c)	$0.16	$0.04	$0.49	$0.24

Shares used to compute basic income (loss) per share before cumulative effect of accounting change and Cash EPS	143,996	141,568	143,398	141,568

Shares used to compute diluted income (loss) per share before cumulative effect of accounting change	144,686	141,568	144,653	141,568

Notes:

(a)
The accompanying supplemental financial information is presented for informational purposes only and should not be considered as a substitute for the historical financial information presented in accordance with generally accepted accounting principles. Due to rounding of individual line items, numbers may not add.

(b)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, minority interest, merger and other non-recurring charges, advertising provided by USA Interactive for which no consideration was paid by Ticketmaster, non-cash compensation, equity in income/loss of unconsolidated affiliates, investments losses, net, other income/expense and cumulative effect of accounting change.

(c)
Cash EPS is defined as basic earnings per share before cumulative effect of accounting change excluding amortization, merger and other non-recurring charges, advertising provided by USA Interactive for which no consideration was paid by Ticketmaster, non-cash compensation, equity in income/loss of unconsolidated affiliates and investment losses, net.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        In connection with the proposed transaction with Ticketmaster, USA Interactive will file a registration statement with a prospectus, which also will contain an information statement of Ticketmaster, with the SEC. Investors and security holders are advised to read the prospectus and information statement carefully when they become available before making any investment decision, because they will contain important information. Investors and security holders may obtain free copies of the prospectus and information statement, once available, and other documents filed by USA Interactive and Ticketmaster with the SEC, at the SEC's web site at www.sec.gov. Free copies of the prospectus and information statement, once available, and other filings made by USA Interactive or Ticketmaster with the SEC, may also be obtained from Ticketmaster by directing a request to Ticketmaster, 3701 Wilshire Blvd., Los Angeles, California 90010, Attention: Investor Relations.

# # #

For More Information:
 Investors and Media:
Kandus Simpson, Ticketmaster, 213-639-8821; kandus.simpson@ticketmaster.com

Ticketmaster's corporate headquarters located at 3701 Wilshire Boulevard, Los Angeles, Ca, 90010; 213-639-6100.

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Press Release
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SUPPLEMENTAL FINANCIAL INFORMATION(a)
  ADDITIONAL INFORMATION AND WHERE TO FIND IT